Brookfield Renewable Energy Partners L.P.

Q1 2014 INTERIM REPORT

TABLE OF CONTENTS

Letter To Shareholders	1
Generation for The Three Months Ended March 31, 2014	11
Financial Review for The Three Months Ended March 31, 2014	13
Analysis Of Consolidated Financial Statements and Other Information	18
Unaudited Interim Consolidated Financial Statements as at and
for The Three Months Ended March 31, 2014	35

our operations

We operate our facilities through three regional operating centers in the United States, Canada and Brazil which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 203 hydroelectric generating stations, 11 wind facilities, and two natural gas-fired plants. Overall, the assets we own or manage have 6,057 MW of generating capacity and annual generation of 22,860 GWh based on long-term averages. The table below outlines our portfolio as at March 31, 2014:

	River	Generating	Generating	Capacity(1)	LTA(1)(2)(3)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric generation(4)
United States	30	136	421	2,912	10,707	3,582
Canada	18	32	69	1,316	5,046	1,261
Brazil	23	35	75	670	3,614	N/A
	71	203	565	4,898	19,367	4,843
Wind energy
United States	-	8	724	538	1,394	-
Canada	-	3	220	406	1,197	-
	-	11	944	944	2,591	-
Other	-	2	6	215	902	-
	71	216	1,515	6,057	22,860	4,843

(1)            Includes our share of capacity and long-term average generation in respect of those equity-accounted investments which we do not manage.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

(4)            Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

The following table presents the annualized long-term average generation of our operating portfolio on a quarterly basis as at March 31, 2014:

LTA (GWh)(1)(2)(3)	Q1	Q2	Q3	Q4	Total
Hydroelectric generation(4)
United States	2,944	3,035	2,111	2,617	10,707
Canada	1,193	1,455	1,230	1,168	5,046
Brazil	929	898	887	900	3,614
	5,066	5,388	4,228	4,685	19,367
Wind energy
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
	635	760	579	617	2,591
Other	219	221	242	220	902
Total	5,920	6,369	5,049	5,522	22,860

(1)           Includes our share of capacity and long-term average generation in respect of those equity-accounted investments which we do not manage.

(2)           Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)           Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

(4)           Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Interim Report contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications or Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33. We make use of non-IFRS measures in this Interim Report  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures” on page 34. This Interim Report, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Letter to SHAREHOLDERS

We are very pleased to report an excellent first quarter in which we generated adjusted EBITDA of $360 million and funds from operations (FFO) of $185 million, both among the highest of any quarter in our history. These results are well above our plans and reflect the improving market fundamentals we saw in all of our markets during the quarter. As outlined in greater detail below, we continue to meet our strategic objectives, with our primary goal being to grow cash flow on a per-unit basis.

Positioning the Portfolio for Organic Growth

We have previously shared with you our view that the prevailing low power price environments in North America and Brazil are not sustainable over the long term. Accordingly, in the last 24 months we have acquired more than 2 million megawatt-hours of annual generation underwritten at historically low power prices. These acquisitions have the potential to add significant value to the business in three key ways:

1.     We underwrote much of this merchant volume at $40-$50 per megawatt-hour and have therefore embedded the business with an option on rising power prices, which our track record demonstrates we can capture. To put this in perspective, on the assumption power prices in North America increase to $70-$80 per megawatt hour, we could add approximately $60 million to our FFO annually.

2.     The assets pay us a reasonable cash return while we wait for markets to improve.

3.     We have the ability to surface value over the long-term through contracts, refinancings and up-financings, which have proven to be important sources of capital that we redeploy to further grow the business.

The first quarter of this year has shown early signs of our thesis playing out. The cold winter, combined with a changing supply mix and years of underinvestment, have put significant pressure on North American power markets, resulting in prices that were much higher this winter than in recent years. Similarly, in Brazil, an exceptionally hot and dry summer has led to further reductions in total reservoir levels and electricity prices have regularly reached their daily cap in excess of R$800 per megawatt-hour (roughly $365 in US dollars).

The events of the last few months have demonstrated tight conditions in our core markets which bode well for the long-term value of our assets. We continue to benefit from a robust, stable business with predominantly contracted cash flows, and an ability to capture organic upside which we would seek to lock in through long-term contracts when prices are more consistently in line with our long-term view.

Development Pipeline

On the development front, we continue to commercialize our growing pipeline of renewable projects. Together with our partners, the ‘Namgis First Nation, we recently commissioned a 45 MW hydro project in western Canada from which we expect to achieve returns in line with our development targets of 17-20%. With the addition of a significant construction and wind development pipeline through the Bord Gáis transaction discussed further below, our renewable power development pipeline will exceed 2,000 MW. Our development efforts are now focused on commercializing the construction and advanced-stage Bord Gáis wind projects, as well as a late-stage 25 MW hydroelectric project in Brazil. We expect to invest approximately $500 million of equity into organic development over the next five years with the potential to add $80-100 million of FFO to the business over that time frame.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Strong Capitalization

Our financial position continues to be very strong and provides us with significant flexibility to carry out our growth objectives while keeping a low-risk profile. In addition to strong operating cash flows, we have continued to bolster our financial position through operating cost savings and lower borrowing costs. Among the more notable capital markets initiatives in Q1 was a refinancing of our hydroelectric portfolio in northern Ontario which generated incremental proceeds of C$150 million.

All of the above positions us well to grow our annual distributions to shareholders at the upper end of our target range of 3% to 5% annually, before considering acquisitions.

Acquisition Growth

In addition to our organic growth initiatives and the solid performance of our North and South American platforms, we are particularly excited about our announced acquisition of the wind portfolio of Bord Gáis Energy (“BGE”) in a transaction valued up to approximately €700 million ($960 million). This milestone investment represents our first acquisition outside the Americas and provides us with a strong foundation to build a scalable renewable energy business in Europe.

The BGE wind portfolio comprises 321 MW of operating wind capacity across 17 wind projects and represents approximately 15% of Ireland’s installed wind capacity. The output is contracted on a long-term basis, featuring fixed minimum prices indexed to inflation and an ability to benefit from rising market prices over time. A primarily gas-fired market, Ireland’s strong wind resources allows wind power to be an attractive and cost-effective source of long-term electricity supply, positioning the portfolio for future growth given its more than 400 MW pipeline of in-construction and development projects.

Our objective in Europe is to build a leading renewable power platform with the full range of operating, development and investment capabilities supporting further expansion on a continental basis. With a significant share of the world economy, a large investable universe of renewable power assets, and strong support for renewable policy, further expansion in Europe – on a prudent basis - will represent a core area of focus and will complement and diversify our substantial North and South American platforms.

During the quarter we completed two acquisitions with our institutional partners − a 33% interest in the 417 MW Safe Harbor hydroelectric facility, one of the largest in the United States, and the 70 MW Black Bear hydroelectric portfolio with 10 generating stations in New England. Both investments are consistent with our strategy of buying hydroelectric facilities with market-based cash flows in this environment.

Our quarterly distribution was recently increased to $1.55 per unit on an annualized basis, representing an increase of approximately 7 percent over last year. With acquisition growth adding to our organic initiatives, we have exceeded our stated distribution growth target since our inception.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Looking ahead, we remain encouraged by our prospects for continued growth and value creation for shareholders. Brookfield Renewable was recently added to the S&P/TSX Composite Index, the benchmark measure for the Canadian equity markets which brings with it greater capital markets visibility and liquidity. We also look forward to closing the BGE wind transaction in the second quarter and to welcoming its experienced team of professionals whose expertise and passion for the renewable power business will contribute meaningfully to our global expansion in the coming years.

Thank you for your continued support.

Sincerely,

Richard Legault

President and Chief Executive Officer

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Management’s Discussion and Analysis

For the three months ended March 31, 2014

Operating Results

We recorded one of the strongest quarters for Brookfield Renewable with funds from operations of $185 million which represented an increase of $23 million year-over-year.

•          The strong availability and reliability of our existing facilities resulted in no significant forced outages.

•          A full quarter’s contribution of assets acquired and commissioned over the last twelve months as well as the current quarter’s acquisitions in Maine and Pennsylvania further enhanced results.

•          Strong pricing in North America driven in part by cold weather conditions benefited certain of our facilities, notably our two most recent acquisitions in Maine, where we are able to sell electricity at market-based prices.

•          In Brazil, we were able to capitalize on a number of initiatives to secure up-side.

Growth and Development

Brookfield Renewable completed the following hydroelectric acquisitions:

•          A 33% economic and 50% voting interest in a 417 MW facility in Pennsylvania that is expected to generate 1,100 GWh annually;

•          A 70 MW hydroelectric portfolio located in Maine, consisting of nine facilities which are expected to generate 400 GWh annually; and

•          The remaining 50% interest in a 30 MW facility in California.

The acquisitions were completed with institutional partners, and Brookfield Renewable will retain a 40% acquired interest in the Pennsylvania and Maine facilities, and a 22% acquired interest in the California facility.

In March 2014, we announced an agreement to acquire the wind portfolio of Bord Gáis Energy. The portfolio comprises 321 MW of operating wind capacity across 17 wind projects in Ireland and Northern Ireland. There is an additional 125 MW of wind capacity currently in construction, and a wind development pipeline of approximately 300 MW. The acquisition is being pursued with our institutional partners, and we will maintain a 40% acquired interest in the portfolio.

Construction on the 45 MW hydroelectric project in British Columbia was completed, and the project entered commercial operation in April 2014.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Funding and Liquidity

The liquidity levels remain strong at $1.2 billion, and there were a number of achievements which enhanced the capital structure and access to liquidity.

•          Inclusion in the S&P/TSX Composite Index;

•          Refinanced the $279 million bridge loan associated with a 360 MW operating hydroelectric portfolio in Maine to 2017 at a LIBOR plus 2.25%;

•          As part of the acquisition of the 70 MW hydroelectric portfolio in Maine, $140 million of financing was obtained with a private placement bond that matures in 2024;

•          Raised C$150 million through up-financing initiatives on a 349 MW hydroelectric generation portfolio in Ontario for a term of nine years; and

•          Increased unitholder distributions to $1.55 per unit on an annualized basis, an increase of ten cents per unit.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

SUMMARY OF HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION

THREE MONTHS ENDED MARCH 31	2014	2013
(MILLIONS, EXCEPT AS NOTED)
Operational information(1):
Capacity (MW)	6,057	5,858
Long-term average generation (GWh)(2)	5,770	5,325
Actual generation (GWh)(2)	5,711	5,535
Average revenue ($ per MWh)	84	79
Selected financial information:
Revenues	$480	$437
Adjusted EBITDA(3)	360	319
Funds from operations(3)	185	162
Adjusted funds from operations(3)	171	148
Net income	125	85
Distributions per LP Unit(4)(5)	1.48	1.40
	March 31	December 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013
Balance sheet data:
Property, plant and equipment, at fair value	$15,771	$15,741
Equity-accounted investments	549	290
Total assets	17,288	16,977

Long-term debt and credit facilities	6,811	6,623
Deferred income tax liabilities	2,247	2,265
Total liabilities	9,547	9,441
Preferred equity	766	796
Participating non-controlling interests - in operating subsidiaries	1,571	1,303
General partnership interest in a holding subsidiary held by Brookfield	54	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,641	2,657
Limited partners' equity	2,709	2,726
Total liabilities and equity	17,288	16,977
Debt to total capitalization(6)	41%	41%

(1)           Includes our share of capacity and long-term average generation in respect of those equity-accounted investments which we do not manage.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

(4)           Figure is based on the last twelve months of operations.

(5)           Represents distributions per share to holders of Redeemable/Exchangeable Units, LP Units and general partnership interest.

(6)           Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Our Competitive Strengths

Brookfield Renewable is one of the largest publicly-traded, pure-play renewable power businesses in the world.  As the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources, our track record is strong.

Our assets generate high quality, stable cash flows derived from a highly contracted portfolio. Our business model is simple: utilize our global reach to identify and acquire high quality renewable power assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our shareholders.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with $17 billion in power assets, 6,057 MW of installed capacity, and long-term average generation from operating assets of 22,860 GWh annually. Our portfolio includes 203 hydroelectric generating stations on 71 river systems and 11 wind facilities, diversified across 12 power markets in the United States, Canada and Brazil.

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Generation by Technology	Generation by Market

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest cost and most environmentally preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 31% of their annual generation. Our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water and have levelized generation in Brazil, provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 1,700 MW development pipeline spread across all of our operating jurisdictions, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

last ten years we have acquired or commissioned approximately 160 hydroelectric assets totaling approximately 3,200 MW and 11 wind generating assets totaling approximately 950 MW. For the three months ended March 31, 2014, we also acquired hydroelectric generating assets that have an installed capacity of 223 MW. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our strong liquidity and capitalization profile. We have, in the past, and may continue to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.  These arrangements are driven, amongst other things, by the magnitude of capital required for certain investments.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of funds from operations and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

Stable, high quality cash flows with attractive long-term value for limited partnership unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 93% of our remaining 2014 generation output is sold pursuant to power purchase agreements, to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The power purchase agreements for our assets have a weighted-average remaining duration of 17 years, providing long-term cash flow stability.

Strong financial profile. With $17 billion of power assets and a conservative leverage profile, consolidated debt-to-capitalization is approximately 41%. Our liquidity position remains strong with approximately $1.2 billion of cash and unutilized portion of committed bank lines. Approximately 75% of our borrowings are non-recourse to Brookfield Renewable. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately 8 and 12 years, respectively.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Basis of Presentation

This Management’s Discussion and Analysis for the three months ended March 31, 2014 is provided as of May 2, 2014. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include limited partnership units (“LP Units”) held by public unitholders and Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (see “Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity. This presentation does not impact the total income, per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield Asset Management owns an approximate 65% limited partnership interest, on a fully-exchanged basis, and all general partnership units totaling a 0.01% general partnership interest in Brookfield Renewable, while the remaining 35% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable unitholders and general partnership unitholders. In addition, our operations are segmented by country geography and asset type (i.e. Hydroelectric and Wind), as that is how we review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income, ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, iii) Funds From Operations,  and iv) Adjusted Funds from Operations.

It is important to highlight that adjusted EBITDA, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

comparable to similar measures presented by other companies. We provide additional information on how we determine adjusted EBITDA, funds from operations, and adjusted funds from operations, and we provide reconciliations to net income and cash flows from operating activities. See “Financial Review for the Three Months Ended March 31, 2014”.

Net Income

Net income is calculated in accordance with IFRS.

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (adjusted EBITDA)

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds from operations is defined as adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. Our payout ratio is defined as distributions to Redeemable/Exchangeable Units, LP Units and general partnership interest, including general partner incentive distributions, divided by funds from operations.

Adjusted Funds From Operations

Adjusted funds from operations is defined as funds from operations less Brookfield Renewable’s share of levelized sustaining capital expenditures (based on long term capital expenditure plans).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

GENERATION FOR THE THREE MONTHS ENDED MARCH 31, 2014

The following table reflects the actual and long-term average generation for the three months ended March 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	2,591	2,561	2,794	2,389	(203)	172	30
Canada	1,311	1,282	1,193	1,196	118	86	29
Brazil(2)	1,099	936	929	936	170	-	163
	5,001	4,779	4,916	4,521	85	258	222
Wind energy
United States	273	216	311	258	(38)	(42)	57
Canada	337	323	324	324	13	(1)	14
	610	539	635	582	(25)	(43)	71
Other	100	217	219	222	(119)	(5)	(117)
Total generation(3)	5,711	5,535	5,770	5,325	(59)	210	176

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         In Brazil, assured generation levels are used as a proxy for long-term average.

(3)         Includes our share of generation in respect of those equity-accounted investments which we do not manage.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a reference amount of electricity (assured energy), irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated in excess of their assured energy to those who generate less than their assured energy, up to the total generation within the pool.

Generation levels during the three months ended March 31, 2014 totaled 5,711 GWh, an increase of 176 GWh as compared to the same period of the prior year.

The hydroelectric portfolio generated 5,001 GWh, in-line with the long-term average of 4,916 GWh and an increase of 222 GWh as compared to the first quarter of 2013. Generation from existing hydroelectric assets was 4,711 GWh compared to 4,779 GWh for the prior year. In the United States, hydrological conditions across the portfolio resulted in lower inflows, and generation was slightly below long-term average. Generation in Canada increased as hydrology was strong, notably in Ontario.  Facilities acquired in Maine during the current quarter and in the first quarter of 2013 contributed incremental generation of 231 GWh. In Brazil, we effectively used energy shaping, as permitted by the balancing pool administered by the government of Brazil, to sell more than the assured level of generation in this quarter to capture higher power prices. The generation required to be provided to the balancing pool in later quarters was locked in at favorable power pricing.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Generation from the wind portfolio totaled 610 GWh, in-line with the long-term average of 635 GWh and an increase of 71 GWh compared to the first quarter of 2013.  Wind conditions in the United States were stronger compared to the prior year, and generation increased by 27 GWh with a full quarter’s contribution from the facilities acquired in California in the first quarter of 2013.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

FINANCIAL REVIEW FOR THE THREE MONTHS ENDED MARCH 31, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and a reconciliation to net income for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$480	$437
Other income	3	2
Share of cash earnings from equity-accounted investments	7	6
Direct operating costs	(130)	(126)
Adjusted EBITDA(1)	360	319
Interest expense – borrowings	(101)	(102)
Management service costs	(11)	(12)
Current income taxes	(8)	(3)
Less: cash portion of non-controlling interests
Preferred equity	(9)	(7)
Participating non-controlling interests - in operating subsidiaries	(46)	(33)
Funds from operations(1)	185	162
Less: sustaining capital expenditures(2)	(14)	(14)
Adjusted funds from operations(1)	171	148
Add: cash portion of non-controlling interests	55	40
Add: sustaining capital expenditures	14	14
Other items:
Depreciation	(126)	(128)
Unrealized financial instrument gain	-	16
Share of non-cash loss from equity-accounted investments	(6)	(2)
Deferred income tax recovery	(2)	(1)
Other	19	(2)
Net income	$125	$85

Basic and diluted earnings per LP Unit(3)	$0.29	$0.23

(1)           Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)           Based on long-term capital expenditure plans.

(3)           Average LP Units outstanding during the period totaled 133.0 million (2013: 132.9 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flow generated by the assets is supported by high margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on adjusted EBITDA, funds from operations, and adjusted funds from operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $480 million which represented a year-over-year increase of $43 million. Of this amount, $39 million was attributable to full quarter’s contribution from facilities acquired or commissioned in the first quarter of 2013, and $9 million was attributable to the facilities acquired during the current quarter. An increase in generation from our existing facilities resulted in additional revenues of $6 million. At our recently-acquired facilities in Maine we predominantly sell our generation at market-based prices,

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

and therefore we have benefited from very strong power pricing in the northeastern United States during the current quarter. Activity in our Brazil portfolio contributed an additional $20 million to revenues.

The appreciation of the U.S. dollar not only impacted revenues by $30 million but affected costs and other expenses resulting in a year-over-year decrease to funds from operations by $14 million.

Direct operating costs totaled $130 million which represented a year-over-year increase of $4 million related primarily to the growth in our portfolio.

Interest expense totaled $101 million which remained consistent with the prior year. Borrowing costs increased by $7 million with the financing related to portfolio growth, partially offset by the impact of the appreciation of the U.S. dollar.

Management service costs reflect a base fee of $20 million annually plus 1.25% of the growth in total capitalization value. Management service costs totaled $11 million and represented a slight decrease year-over-year. The capitalization value decreased due to lower amounts on credit facilities and a decrease in the value of our Canadian dollar-denominated corporate borrowings.

The cash portion of non-controlling interests was $55 million which represented an increase of $15 million related to the contributions from the growth in our portfolio.

Funds from operations totaled $185 million representing an increase of $23 million year-over-year reflecting the growth in our portfolio and net of the $14 million foreign exchange impact.

Net income was $125 million for the three months ended March 31, 2014 (2013: $85 million).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	2,794	1,193	929	4,916
Generation (GWh) – actual(1)(2)	2,591	1,311	1,099	5,001
Revenues	$206	$98	$89	$393
Adjusted EBITDA(3)	158	82	73	313
Funds from operations(3)	$82	$66	$58	$206

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	2,389	1,196	936	4,521
Generation (GWh) – actual(1)(2)	2,561	1,282	936	4,779
Revenues	$185	$94	$75	$354
Adjusted EBITDA(3)	143	78	55	276
Funds from operations(3)	$82	$62	$42	$186

(1)            Includes our share of generation in respect of those equity-accounted investments which we do not manage.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 2,591 GWh for the first quarter of 2014, compared to the long-term average of 2,794 GWh and prior year generation of 2,561 GWh. The acquisition of a 70 MW hydroelectric portfolio in Maine completed during the current quarter contributed 69 GWh, while a full quarter’s contribution from the 360 MW portfolio in Maine acquired in March 2013 resulted in an incremental 162 GWh of generation. Generation from existing facilities decreased 201 GWh, as conditions in California were very dry, and the northeastern and midwestern United States experienced lower inflows than in the first quarter of 2013. Generation from our portfolio in North Carolina and Tennessee returned to more normal levels compared to the very strong hydrological conditions these facilities benefited from in the prior year.

Revenues totaled $206 million which represented a year-over-year increase of $21 million. Of this amount, $9 million was attributable to a facility in Maine acquired during the current quarter, and $30 million was attributable to a full quarter’s contribution from market-based cash flow portfolio in Maine acquired in the first quarter of 2013. We were able to sell power from the acquired facilities in Maine at higher market prices in part due to the cold winter in the New England region.

Funds from operations totaled $82 million which was unchanged from the prior year. Funds from operations were impacted by the increase in revenues, and was offset by increases in direct operating costs, interest expense and the cash portion of non-controlling interests associated with the recently acquired facilities.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Canada

Generation from the Canadian portfolio was 1,311 GWh for the first quarter of 2014 compared to the long-term average of 1,193 GWh and prior year generation of 1,282 GWh. Generation increased from the prior year and was above long-term average as a result of strong inflows, notably at our Ontario facilities.

Revenues totaled $98 million which represented a year-over-year increase of $4 million. The increase is due to the contribution from a facility in British Columbia in which we acquired the remaining 50% interest in the first quarter of 2013. The increase was partially offset by the appreciation of the U.S. dollar relative to the Canadian dollar.

Funds from operations totaled $66 million which represented a year-over-year increase of $4 million attributable to the additional revenues.

Brazil

Generation from the Brazilian portfolio was 1,099 GWh for the first quarter of 2014 compared to the prior year generation of 936 GWh. We executed on a strategy to sell additional assured energy to take advantage of the higher power prices, while at the same time acquired the energy to satisfy contracts later in the year at a lower price. There was also a full quarter’s generation of 59 GWh from a facility commissioned in the first quarter of 2013.

Revenues totaled $89 million which represented a year-over-year increase of $14 million. By executing on our strategy to sell additional assured energy and other initiatives, we were able to increase revenues in the current period, which will be partially offset over the course of the year.

Funds from operations totaled $58 million which represented a year-over-year increase of $16 million related primarily to the  increase in revenues.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

WIND

The following table reflects the results of our wind operations for the three months ended March 31:

(MILLIONS, EXCEPT FOR AS NOTED)	2014
	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	311	324	635
Generation (GWh) – actual(1)(2)	273	337	610
Revenues	$29	$39	$68
Adjusted EBITDA(3)	17	36	53
Funds from operations(3)	$-	$26	$26

(MILLIONS, EXCEPT FOR AS NOTED)	2013
	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	258	324	582
Generation (GWh) – actual(1)(2)	216	323	539
Revenues	$23	$40	$63
Adjusted EBITDA(3)	14	35	49
Funds from operations(3)	$1	$21	$22

(1)            Includes our share of generation in respect of those equity-accounted investments which we do not manage.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 273 GWh for the first quarter of 2014 compared to the long-term average of 311 GWh and prior year generation of 216 GWh. The increase in generation from the prior year is attributable to stronger wind conditions experienced during the current quarter as compared to the prior year, and a full quarter’s contribution from the facilities acquired in California in the first quarter of 2013 resulting in an increase in generation of 27 GWh.

Revenues totaled $29 million, which represented a year-over-year increase of $6 million. The increase in revenues is attributable to a full quarter of generation from the assets acquired in California in the first quarter of 2013, and stronger wind conditions.

Funds from operations were $nil, virtually unchanged from the prior year. Funds from operations were positively impacted by the increase in revenues, offset by increased expenses associated with the growth in our portfolio.

Canada

Generation from our Canadian wind portfolio was 337 GWh, which was in-line with the long-term average of 324 GWh and prior year generation of 323 GWh.

Revenues totaled $39 million, which was consistent with the same period of the prior year.

Funds from operations totaled $26 million, which represented an increase of $5 million from the prior year and was attributable to non-recurring costs related to the up-financing at two facilities in 2013.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year.  As a result, certain of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.

Property, plant and equipment, at fair value totaled $15.8 billion as at March 31, 2014 as compared to $15.7 billion as at December 31, 2013. During the quarter, the acquisition of 85 MW of hydroelectric facilities and the development and construction of renewable power generating assets combined totaled $324 million. Property, plant and equipment were also impacted by foreign currency changes related to the U.S. dollar in the amount of $168 million. We also recognized depreciation expense of $126 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31, 2013:

(BILLIONS)	2013	2012
50 bps increase in discount rates	$(1.1)	$(1.2)
50 bps decrease in discount rates	1.3	1.4

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.4)
50 bps decrease in terminal capitalization rate(1)	0.3	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2013, is 16 years (2012: 17 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our December 31, 2013 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at March 31, 2014, long-term indebtedness increased from December 31, 2013 as a result of the portfolio growth. The debt to capitalization ratio was 41% at March 31, 2014 and remained unchanged from December 31, 2013.

Capitalization

The following table summarizes the capitalization using book values:

	Mar 31	Dec 31
(MILLIONS)	2014	2013
Credit facilities(1)	$346	$311
Corporate borrowings(2)	1,352	1,406
Subsidiary borrowings(3)	5,113	4,906
Long-term indebtedness	6,811	6,623
Deferred income tax liabilities, net of deferred income tax assets	2,111	2,148
Equity	7,741	7,536
Total capitalization	$16,663	$16,307
Debt to total capitalization	41%	41%

(1)            Credit facilities are comprised of $289 million issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable, and $57 million borrowed under a subscription credit facility made available by a private fund sponsored by Brookfield Asset Management. This subscription credit facility is only available to us on a limited basis. These credit facilities are unsecured.

(2)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(3)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the three months ended March 31, 2014 we completed the following financings:

•          In January 2014, the $279 million bridge loan associated with a 360 MW operating hydroelectric portfolio located in Maine was refinanced to 2017 at LIBOR plus 2.25%.

•          In February 2014, as part of the acquisition of the 70 MW hydroelectric portfolio in Maine, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in 2024.

•         In March 2014, we up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of  3.8% and 5.0% respectively maturing in June 2023.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Available liquidity

We operate with substantial liquidity, which along with ongoing cash flow from operations enables us to fund growth initiatives, capital expenditures, distributions, and to finance the business on an investment grade basis.

The following table summarizes the available liquidity:

	Mar 31	Dec 31
(MILLIONS)	2014	2013
Cash and cash equivalents	$227	$203
Credit facilities
Authorized credit facilities	1,480	1,480
Draws on credit facilities	(289)	(311)
Issued letters of credit	(237)	(212)
Available portion of credit facilities	954	957
Available liquidity	$1,181	$1,160

Available liquidity is comprised of cash and the unused portion of credit facilities. As at March 31, 2014, we had $1,181 million of available liquidity (December 31, 2013: $1,160 million) which provides the flexibility to fund ongoing portfolio growth initiatives and to protect against short-term fluctuations in generation.

Long-term debt and credit facilities

The following table summarizes our principal repayments and maturities as at March 31, 2014:

(MILLIONS)	Balance of 2014	2015	2016	2017	2018	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)	$505	$229	$263	$862	$298	$2,991	$5,148
Corporate borrowings and
credit facilities(1)	57	-	272	289	181	905	1,704
Equity-accounted investments	-	32	-	125	-	-	157
	$562	$261	$535	$1,276	$479	$3,896	$7,009

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $53 million and $12 million of unamortized deferred financing fees and premiums, respectively.

Subsidiary borrowings maturing in 2014 include $125 million on a New England hydroelectric facility and $250 million on our portfolio of hydroelectric facilities in the Southeastern United States. These borrowings are expected to be refinanced in the normal course.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Mar 31	Dec 31	Mar 31	Dec 31
	2014	2013	2014	2013
Corporate borrowings	7.5	7.7	5.3	5.3
Subsidiary borrowings	11.5	11.8	5.9	6.0
Credit facilities	3.6	3.8	1.5	1.4

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

CONTRACT PROFILE

We have a predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 17 years, combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in funds from operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2014	2015	2016	2017	2018
Generation (GWh)
Contracted(1)
Hydroelectric
United States	5,814	7,035	7,018	7,018	7,018
Canada	3,946	5,185	5,185	5,185	5,185
Brazil	2,580	2,522	2,308	1,570	1,334
	12,340	14,742	14,511	13,773	13,537
Wind energy
United States	1,006	1,293	1,292	1,292	1,292
Canada	873	1,197	1,197	1,197	1,197
	1,879	2,490	2,489	2,489	2,489
Other	32	-	-	-	-
	14,251	17,232	17,000	16,262	16,026
Uncontracted	2,309	4,901	5,116	5,844	6,080
Total long-term average	16,560	22,133	22,116	22,106	22,106
Long-term average on a proportionate basis(2)	13,442	17,877	17,859	17,850	17,850

Contracted generation - as at March 31, 2014
% of total generation	86%	78%	77%	74%	72%
% of total generation on a proportionate basis(2)	93%	86%	85%	81%	80%

Price per MWh	$80	$83	$84	$82	$83

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract. Long-term average for 2014 to 2018 includes generation from our 45 MW hydroelectric facility in British Columbia that entered commercial operation in April 2014.

(2)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

The majority of the long-term power sales agreements are with investment-rated or creditworthy counterparties. At the beginning of 2014 the composition of our contracted generation for 2014 is as follows:

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the interim consolidated balance sheets:

	Mar 31	Dec 31
(MILLIONS)	2014	2013
Property, plant and equipment, at fair value	$15,771	$15,741
Equity-accounted investments	549	290
Total assets	17,288	16,977
Long-term debt and credit facilities	6,811	6,623
Deferred income tax liabilities	2,247	2,265
Total liabilities	9,547	9,441
Preferred equity	766	796
Participating non-controlling interests - in operating subsidiaries	1,571	1,303
General partnership interest in a holding subsidiary held by Brookfield	54	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,641	2,657
Limited partners' equity	2,709	2,726
Total liabilities and equity	17,288	16,977

Contractual obligations

In March 2014, Brookfield Renewable entered into an agreement to acquire the wind portfolio of Bord Gáis Energy. The portfolio comprises 321 MW of operating wind capacity across 17 wind projects in Ireland and Northern Ireland. The transaction with Brookfield Renewable is being completed as a sale by the Republic of Ireland-owned Bord Gáis Éireann. The purchase price is subject to customary closing adjustments and represents, net of assumed long-term non-recourse debt and certain deferred contingent consideration, a net purchase price of approximately €495 million ($680 million). Brookfield Renewable will fund the transaction with its institutional partners and maintain an economic interest in the portfolio of approximately 40%. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the second quarter of 2014.

Capital expenditures and development and construction

Brookfield Renewable categorizes its capital spending as either sustaining or development and construction expenditures. Sustaining capital expenditures relate to maintaining power generating assets, whereas development and construction expenditures include project costs for new facilities. Total sustaining capital expenditures for 2014 are expected to be approximately $85 million.

Guarantees

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at March 31, 2014 letters of credit issued by subsidiaries of Brookfield Renewable amounted to $98 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnifications prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its affiliates.

Brookfield Renewable sells electricity to subsidiaries of Brookfield Asset Management through long-term power purchase agreements to provide stable cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with a subsidiary of Brookfield Asset Management which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield Asset Management have executed other agreements that are fully described in Note 9 - Related Party Transactions in our December 31, 2013 audited consolidated financial statements.

The following table reflects the related party agreements and transactions on the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2014	2013
Revenues
Purchase and revenue support agreements	$35	$103
Wind levelization agreement	1	1
	$36	$104
Direct operating costs
Energy purchases	$(6)	$(10)
Energy marketing fee	(5)	(5)
Insurance services	(7)	(6)
	$(18)	$(21)
Management service costs	$(11)	$(12)

Revenues from long-term power purchase agreements and revenue agreements were $36 million, a decrease of $68 million from the first quarter of 2013. This decrease is primarily due to the reduction in the level of price support and reflects the very strong pricing environment which we benefited from in the first quarter of 2014.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows for the three months ended March 31:

(MILLIONS)	2014	2013
Cash flow provided by (used in):
Operating activities	$272	$202
Financing activities	340	155
Investing activities	(588)	(267)
Increase in cash and cash equivalents	$24	$90

Cash and cash equivalents as at March 31, 2014 totaled $227 million, representing an increase of $24 million since December 31, 2013.

Operating Activities

Cash flows provided by operating activities totaled $272 million for the first quarter of 2014, resulting in a year-over-year increase of $70 million, which was primarily attributable to funds generated from operations.

Financing Activities

Cash flows provided by financing activities totaled $340 million for the first quarter of 2014. Borrowings increased by $581 million due to the growth in our portfolio and refinancing at a hydroelectric portfolio in Maine and an up-financing at a hydroelectric portfolio in Ontario. Repayments related to subsidiary borrowings were $296 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the acquisitions of a portfolio of hydroelectric generation facilities in Maine and a hydroelectric generation facility in Pennsylvania.

For the first quarter of 2014, distributions paid to unitholders were $164 million (2013: $91 million). With the change in timing of our quarterly distributions taking effect in the first quarter of 2014 resulting in a distribution on January 31, 2014 and on March 31, 2014, the amounts paid in the first quarter of 2014 included distributions declared in both the fourth quarter of 2013 and the current quarter. Distributions paid in the first quarter of 2013 included only those declared in the preceding quarter. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $26 million (2013: $69 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the first quarter of 2014 totaled $588 million.  Our investments were with respect to the acquisition of a portfolio of hydroelectric generation facilities in Maine, a 33% economic interest in a hydroelectric generation facility in Pennsylvania, and the remaining 50% interest previously held by our partner in a hydroelectric facility in California that when combined totaled $540 million. In addition, our continued investment in the construction of renewable power generating assets was $11 million and sustainable capital expenditures totaled $11 million.

NON-CONTROLLING INTERESTS

Preferred equity

For the three months ended March 31, 2014, dividends declared on all classes of preference shares were $9 million (2013: $7 million). See Dividends and Distributions.

As at March 31, 2014 no preference shares have been redeemed.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $1 million were made during the three months ended March 31, 2014.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield Asset Management, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

A secondary offering was completed during the first quarter of 2013 in which Brookfield Asset Management sold 8,065,000 of its LP Units. As a result, Brookfield Asset Management now owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 65% of Brookfield Renewable on a fully-exchanged basis.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Mar 31	Dec 31
	2014	2013
Class A Preference Shares
Series 1	10,000,000	10,000,000
Series 3	10,000,000	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	34,000,000	34,000,000

General partnership units held by Brookfield	2,651,506	2,651,506

Redeemable/Exchangeable units held by Brookfield	129,658,623	129,658,623

LP Units
Balance, beginning of year	132,984,913	132,901,916
Distribution reinvestment plan	45,459	82,997
Balance, end of period/year	133,030,372	132,984,913

Brookfield Asset Management	40,026,986	40,026,986
External LP Unitholders	93,003,386	92,957,927
	133,030,372	132,984,913

LP Units on a fully-exchanged basis - total	262,688,995	262,643,536

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions for the three months ended March 31 are presented in the following table:

THREE MONTHS ENDED MARCH 31	Accrued		Paid
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013
Class A Preference Shares
Series 1	$3	$3	$3	$3
Series 3	2	3	2	3
Series 5	2	1	2	1
Series 6	2	-	2	-
	$9	$7	$9	$7

Participating non-controlling interests - in operating
subsidiaries	$17	$62	$17	$62

General partnership interest in a holding subsidiary
held by Brookfield	$1	$1	$1	$1
Incentive distribution	1	-	1	-
	$2	$1	$2	$1

Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	$50	$47	$80	$45

Limited partners' equity
Brookfield Asset Management	15	14	24	13
External LP Unitholders	36	34	58	32
	$51	$48	$82	$45

	$129	$165	$190	$160

In February 2014, unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per unit, to take effect with the first quarter distribution payable in March 2014.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 –  Significant accounting policies in our December 31, 2013 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our 2013 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances. Actual results could differ from those estimates.

Future changes in accounting policies

(i)         Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on  January 1, 2014 and had no material impact on the interim consolidated financial statements. See Note 2 (c) - Significant accounting policies in our interim consolidated financial statements and Note 2 (q) - Future changes in accounting policies in our December 31, 2013 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2014	2013				2012
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Generation (GWh) - LTA(1)(2)	5,770	5,380	4,960	6,171	5,325	4,606	4,049	4,998
Generation (GWh) - actual(1)(2)	5,711	5,268	5,154	6,265	5,535	4,053	2,971	4,101
Revenues	$480	$393	$392	$484	$437	$317	$229	$337
Adjusted EBITDA(3)	360	272	260	357	319	195	118	221
Funds from operations(3)	185	137	108	187	162	74	11	87
Net income (loss) :
Non-controlling interests
Preferred equity	9	10	10	10	7	6	4	3
Participating non-controlling
interests - in operating subsidiaries	40	(7)	8	24	16	(14)	(11)	(14)
General partnership interest in a
holding subsidiary held by Brookfield	1	-	-	-	1	(1)	-	-
Participating non-controlling
interests - in a holding subsidiary
Redeemable/Exchangeable units
held by Brookfield	37	10	5	22	30	(27)	(26)	4
Limited partners' equity	38	11	5	22	31	(28)	(26)	4
	125	24	28	78	85	(64)	(59)	(3)
Basic and diluted earnings (loss)
per LP Unit(4)	0.29	0.08	0.04	0.17	0.23	(0.20)	(0.20)	0.03
Distributions:
Preferred equity	9	10	10	10	7	6	3	4
General partnership interest in a
holding subsidiary held by Brookfield	2	1	1	1	1	1	1	1
Participating non-controlling
interests - in a holding subsidiary -
Redeemable/Exchangeable units
held by Brookfield	50	47	47	47	47	45	45	45
Limited partners' equity	51	48	49	48	48	45	46	47

(1)            Includes our share of generation in respect of those equity-accounted investments which we do not manage.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

(4)            Average LP Units outstanding totaled 133.0 million (2013 and 2012: 132.9 million).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

ADDITIONAL INFORMATION

Risk factors about our business and additional information, including our Form 20-F filed with the SEC and securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Subsequent eventS

In April 2014, construction on the 45 MW hydroelectric project in British Columbia was completed, and the project entered commercial operation.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and reconciliations to net income and cash flows from operating activities for the three months ended March 31:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2014	2013
Revenues	$393	$68	$19	$480	$437
Other income	3	-	-	3	2
Share of cash earnings from equity-accounted
investments	7	-	-	7	6
Direct operating costs	(90)	(15)	(25)	(130)	(126)
Adjusted EBITDA (1)	313	53	(6)	360	319
Interest expense - borrowings	(60)	(20)	(21)	(101)	(102)
Management service costs	-	-	(11)	(11)	(12)
Current income taxes	(8)	-	-	(8)	(3)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(9)	(9)	(7)
Participating non-controlling interests - in
operating subsidiaries	(39)	(7)	-	(46)	(33)
Funds from operations (1)	$206	$26	$(47)	$185	$162
Less: sustaining capital expenditures (2)				(14)	(14)
Adjusted funds from operations (1)				171	148
Add: sustaining capital expenditures				14	14
Add: cash portion of non-controlling interests				55	40
Other items:
Depreciation and amortization				(126)	(128)
Unrealized financial instrument gain				-	16
Share of non-cash loss from equity-
accounted investments				(6)	(2)
Deferred income tax expense				(2)	(1)
Other				19	(2)
Net income				$125	$85
Adjustments for non-cash items				119	107
Dividends received from equity accounted
investments				6	3
Changes in due to or from related parties				40	1
Net change in working capital balances				(18)	6
Cash flow from operating activities				$272	$202

(1)            Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)            Based on long-term capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

cautionary statement regarding forward-looking statements

This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions; our inability to develop existing sites or find new sites

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any date subsequent to May 2, 2014, the date of this Interim Report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Interim Report contains references to adjusted EBITDA, funds from operations and adjusted funds from operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of adjusted EBITDA, funds from operations and adjusted funds from operations used by other entities. We believe that adjusted EBITDA, funds from operations and adjusted funds from operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither adjusted EBITDA, funds from operations nor adjusted funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of adjusted EBITDA, funds from operations and adjusted funds from operations to net income (loss) and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of adjusted EBITDA and funds from operations to net income (loss) in Note 14 - Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents		$227	$203
Restricted cash		195	169
Trade receivables and other current assets		253	184
Due from related parties	5	23	48
		698	604
Financial instrument assets	4	8	15
Equity-accounted investments	6	549	290
Property, plant and equipment, at fair value	7	15,771	15,741
Deferred income tax assets	10	136	117
Other long-term assets		126	210
		$17,288	$16,977
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$219	$209
Financial instrument liabilities	4	85	62
Due to related parties	5	88	110
Current portion of long-term debt	9	655	517
		1,047	898
Financial instrument liabilities	4	12	9
Long-term debt and credit facilities	9	6,156	6,106
Deferred income tax liabilities	10	2,247	2,265
Other long-term liabilities		85	163
		9,547	9,441
Equity
Non-controlling interests
Preferred equity	11	766	796
Participating non-controlling interests - in
operating subsidiaries	11	1,571	1,303
General partnership interest in a holding subsidiary
held by Brookfield	11	54	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	2,641	2,657
Limited partners' equity	12	2,709	2,726
		7,741	7,536
		$17,288	$16,977

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Notes	2014	2013
THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT PER UNIT AMOUNTS)
Revenues	5	$480	$437
Other income		3	2
Direct operating costs		(130)	(126)
Management service costs	5	(11)	(12)
Interest expense – borrowings	9	(101)	(102)
Share of earnings from equity-accounted investments	6	1	4
Unrealized financial instrument gain	4	-	16
Depreciation	7	(126)	(128)
Other	3	19	(2)
Income before income taxes		135	89
Income tax expense
Current	10	(8)	(3)
Deferred	10	(2)	(1)
		(10)	(4)
Net income		$125	$85
Net income attributable to:
Non-controlling interests
Preferred equity	11	$9	$7
Participating non-controlling interests - in operating subsidiaries	11	40	16
General partnership interest in a holding subsidiary held by Brookfield	11	1	1
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	11	37	30
Limited partners' equity	12	38	31
		$125	$85
Basic and diluted earnings per LP Unit		$0.29	$0.23

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED	Notes	2014	2013
THREE MONTHS ENDED MARCH 31
(MILLIONS)
Net income		$125	$85
Other comprehensive income (loss) that may be reclassified to net income
Financial instruments designated as cash-flow hedges
Losses arising during the year	4	(36)	(3)
Reclassification adjustments for amounts recognized in net income	4	8	3
Foreign currency translation		(14)	(39)
Deferred income taxes on above items	10	5	-
Other comprehensive loss		(37)	(39)
Comprehensive income		$88	$46
Comprehensive income attributable to:
Non-controlling interests
Preferred equity	11	$(21)	$(9)
Participating non-controlling interests - in operating subsidiaries	11	40	18
General partnership interest in a holding subsidiary held by Brookfield	11	1	-
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	11	34	18
Limited partners' equity	12	34	19
		$88	$46

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at January 1, 2013	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	31	-	-	-	-	31	7	16	1	30	85
Other comprehensive income (loss)	-	(12)	-	-	-	(12)	(16)	2	(1)	(12)	(39)
Shares issued	-	-	-	-	-	-	175	-	-	-	175
Acquisitions	14	-	(14)	-	-	-	-	-	-	-	-
Distributions	(48)	-	-	-	-	(48)	(7)	(62)	(1)	(47)	(165)
Contributions and other	(1)	-	-	-	-	(1)	-	43	-	-	42
Change in period	(4)	(12)	(14)	-	-	(30)	159	(1)	(1)	(29)	98
Balance, as at March 31, 2013	$(231)	$113	$3,271	$(11)	$(25)	$3,117	$659	$1,027	$62	$3,041	$7,906

Balance, as at January 1, 2014	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	38	-	-	-	-	38	9	40	1	37	125
Other comprehensive income (loss)	-	5	-	-	(9)	(4)	(30)	-	-	(3)	(37)
Acquisitions (Note 3)	2	-	(2)	-	-	-	-	245	-	-	245
Distributions	(51)	-	-	-	-	(51)	(9)	(17)	(2)	(50)	(129)
Other	-	-	-	-	-	-	-	-	1	-	1
Change in period	(11)	5	(2)	-	(9)	(17)	(30)	268	-	(16)	205
Balance, as at March 31, 2014	$(348)	$(78)	$3,158	$(7)	$(16)	$2,709	$766	$1,571	$54	$2,641	$7,741

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Notes	2014	2013
THREE MONTHS ENDED MARCH 31
(MILLIONS)
Operating activities
Net income		$125	$85
Adjustments for the following non-cash items:
Depreciation	7	126	128
Unrealized financial instrument gain	4	-	(16)
Share of earnings from equity accounted investments	6	(1)	(4)
Deferred income tax expense	10	2	1
Other non-cash items		(8)	(2)
Dividends received from equity-accounted investments	6	6	3
Changes in due to or from related parties		40	1
Net change in working capital balances		(18)	6
		272	202
Financing activities
Long-term debt – borrowings	9	581	1,112
Long-term debt – repayments	9	(296)	(1,007)
Capital provided by participating non-controlling interests - in operating
subsidiaries	3,11	245	41
Issuance of preferred equity	11	-	169
Distributions:
To participating non-controlling interests - in operating subsidiaries
and preferred equity	11	(26)	(69)
To unitholders of Brookfield Renewable or BRELP	12	(164)	(91)
		340	155
Investing activities
Acquisitions	3	(540)	(228)
Investment in:
Sustaining capital expenditures	7	(11)	(8)
Development and construction of renewable power generating assets	7	(11)	(27)
Restricted cash and other		(26)	(4)
		(588)	(267)
Cash and cash equivalents
Increase		24	90
Balance, beginning of period		203	137
Balance, end of period		$227	$227
Supplemental cash flow information:
Interest paid		$51	$39
Interest received		3	2
Income taxes paid		14	14

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada and Brazil.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2013.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2013 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on May 2, 2014.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c) New interpretation adopted by Brookfield Renewable

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on  January 1, 2014, which had no material impact on the interim consolidated financial statements. Please see Note 2 (q) - Future changes in accounting policies in our December 31, 2013 audited consolidated financial statements.

(d) Future changes

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the December 31, 2013 audited consolidated financial statements.

3.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Maine Hydroelectric Generation Facilities

In January 2014, Brookfield Renewable acquired a 70 MW hydroelectric portfolio of generation facilities that are expected to generate approximately 400 GWh annually (“Maine Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million. The acquisition costs of $2 million were expensed as incurred.

California Hydroelectric Generation Facility

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric generation facility in California for cash consideration of $11 million, taking its total investment to 100% (the “California Hydro Step Acquisition”). The California Hydroelectric Step Acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 22% controlling interest in the facility.

Pennsylvania Hydroelectric Generation Facility

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric generation facility in Pennsylvania (“Pennsylvania Hydro”) which is expected to generate approximately 1,100 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total cash consideration was $295 million.  Brookfield Renewable will account for its acquired 33% economic interest using the equity method. The acquisition costs of $1 million were expensed as incurred.

Voting Agreements

In January 2014 and March 2014, Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”), in which Brookfield Renewable holds its investments in the Maine Hydro and Pennsylvania Hydro with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of the BIF II Entities.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Maine	Pennsylvania
Cash and cash equivalents	$7	$-
Trade receivables and other current assets	13	6
Equity-accounted investments	-	301
Property, plant and equipment, at fair value	220	-
Other long-term assets	6	-
Current liabilities	(1)	-
Other long-term liabilities	(1)	(12)
Net assets acquired	$244	$295

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

4.  risk management and financial instruments

Risk management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2013 audited consolidated financial statements.

Financial instruments disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2014				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2013
Assets measured at fair value:
Cash and cash equivalents	$227	$-	$-	$227	$203
Restricted cash	195	-	-	195	169
Financial instrument assets
Interest rate swaps	-	8	-	8	15
Property, plant and equipment(1)	-	-	15,771	15,771	15,741
Liabilities measured at fair value:
Financial instrument liabilities
Energy derivative contracts	-	-	-	-	(3)
Interest rate swaps	-	(94)	-	(94)	(68)
Foreign exchange swaps	-	(3)	-	(3)	-
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(7,453)	-	(7,453)	(7,128)
Total	$422	$(7,542)	$15,771	$8,651	$8,929

(1)       Refer to Note 7 - Property, plant and equipment, at fair value for further information.

There were no transfers between levels during the three months ended March 31, 2014.

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

	Mar 31, 2014			Dec 31, 2013
(MILLIONS)	Assets	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$1	$1	$-	$3
Interest rate swaps	8	94	86	53
Foreign exchange swaps	1	4	3	-
Total	10	99	89	56
Less: current portion	2	87	85	62
Long-term portion	$8	$12	$4	$(6)

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the three months ended March 31, 2014, unrealized gains of $nil were recognized in the statements of income (2013: unrealized gains of $9 million). For the three months ended March 31, 2014, unrealized losses of $6 million were recognized in OCI (2013: nil).

For the three months ended March 31, 2014, losses of $8 million relating to cash flow hedges were reclassified from OCI to net income (2013: $nil).

Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

For the three months ended March 31, 2014, unrealized gains of $nil were recognized in the statements of income (2013: unrealized gains of $7 million). For the three months ended March 31, 2014, unrealized losses of $30 million were recognized in OCI (2013: unrealized losses of $3 million).

For the three months ended March 31, 2014, gains of $nil relating to cash flow hedges were reclassified from OCI to net income (2013: gains of $3 million).

Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

For the three months ended March 31, 2014, unrealized gains of $1 million were recognized in the statements of income (2013: $nil). For the three months ended March 31, 2014, unrealized losses of $4 million were recognized in OCI (2013: $nil).

5.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

The following table reflects the related party agreements and transactions on the consolidated statements of income for the three months ended March 31:

(MILLIONS)	2014	2013
Revenues
Purchase and revenue support agreements	$35	$103
Wind levelization agreement	1	1
	$36	$104
Direct operating costs
Energy purchases	$(6)	$(10)
Energy marketing fee	(5)	(5)
Insurance services	(7)	(6)
	$(18)	$(21)
Management service costs	$(11)	$(12)

6. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Year ended
(MILLIONS)	Mar 31, 2014	Dec 31, 2013
Balance, beginning of period	$290	$344
Acquisitions (see Note 3):
California Hydro Step Acquisition	(39)	-
Pennsylvania Hydro	301	-
Canada hydroelectric step acquisition	-	(19)
Revaluation recognized through OCI	-	(15)
Share of OCI	-	1
Share of net income	1	9
Dividends	(3)	(18)
Foreign exchange loss	-	(12)
Other	(1)	-
Balance, end of period	$549	$290

The following table summarizes certain financial information of equity-accounted investments for the three months ended March 31:

(MILLIONS)	2014	2013
Revenue	$41	$33
Net income	1	7
Share of net income (loss)
Cash earnings	7	6
Non-cash loss	(6)	(2)

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

7.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

				Co-
(MILLIONS)	Hydroelectric	Wind energy	CWIP	generation	Total
As at December 31, 2013	$12,806	$2,448	$441	$46	$15,741
Foreign exchange	(110)	(46)	(11)	(1)	(168)
Additions	295	-	29	-	324
Depreciation(1)	(91)	(34)	-	(1)	(126)
As at March 31, 2014	$12,900	$2,368	$459	$44	$15,771

(1)       Assets not subject to depreciation include construction work in process (“CWIP”) and land.

8.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2014	2013
Operating accrued liabilities	$78	$101
Interest payable on corporate and subsidiary borrowings	94	49
Accounts payable	21	11
LP Unitholders’ distribution and preferred dividends payable(1)	19	40
Other	7	8
	$219	$209

(1)       Includes amounts payable to external LP Unitholders. Amounts payable to Brookfield Asset Management are included in due to related parties.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

9.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2014			Dec 31, 2013
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	4.6	$181	5.3	4.8	$188
Series 4 (CDN$150)	5.8	22.6	136	5.8	22.9	141
Series 6 (CDN$300)	6.1	2.7	272	6.1	2.9	282
Series 7 (CDN$450)	5.1	6.5	407	5.1	6.8	424
Series 8 (CDN$400)	4.8	7.9	362	4.8	8.1	377
	5.3	7.5	$1,358	5.3	7.7	$1,412
Subsidiary borrowings
United States	5.9	9.6	$2,973	6.0	9.7	$2,826
Canada	5.7	14.5	1,935	5.8	15.2	1,877
Brazil	7.4	10.9	240	7.4	11.1	238
	5.9	11.5	$5,148	6.0	11.8	$4,941
Credit facilities	1.5	3.6	$346	1.4	3.8	$311
Total debt			$6,852			$6,664
Add: Unamortized premiums(1)			12			11
Less: Unamortized financing fees(1)			(53)			(52)
Less: Current portion			(655)			(517)
			$6,156			$6,106

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 13  - Subsidiary public issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture.  The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of TJLP, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In January 2014, the $279 million bridge loan associated with a 360 MW operating hydroelectric portfolio located in Maine was refinanced to 2017 at LIBOR plus 2.25%.

In February 2014, as part of the Maine Hydro acquisition, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in 2024.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

In March 2014, Brookfield Renewable up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of 3.8% and 5.0% respectively maturing in June 2023.

Cash received from borrowings net of repayments was $250 million during the three months ended March 31, 2014.

Credit facilities

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

	Mar 31	Dec 31
(MILLIONS)	2014	2013
Available revolving credit facilities	$1,480	$1,480
Drawings(1)	(289)	(311)
Issued letters of credit	(237)	(212)
Unutilized revolving credit facilities	$954	$957

(1)            Amounts are unsecured and revolving. Interest rate is at the London Interbank Offered Rate (“LIBOR”) plus 1.25% (December 31, 2013: 1.25%).

Net repayments of $22 million were made during the three months ended March 31, 2014.

During the three months ended March 31, 2014, Brookfield Renewable borrowed $57 million from a subscription credit facility made available by a private fund sponsored by Brookfield Asset Management. This subscription credit facility is only available to us on a limited basis. The facility has an interest rate of LIBOR plus 1.55% and is unsecured.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

10.  Income taxes

Brookfield Renewable’s effective income tax rate was 7.4% for the three months ended March 31, 2014 (2013: 4.5%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

11. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Mar 31	Dec 31
(MILLIONS)	2014	2013
Preferred equity	$766	$796
Participating non-controlling interests - in operating subsidiaries	1,571	1,303
General partnership interest in a holding subsidiary held by Brookfield	54	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,641	2,657
Total	$5,032	$4,810

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months
	Shares	Dividend	redemption	ended March 31		Mar 31	Dec 31
(MILLIONS)	Outstanding	Rate	date	2014	2013	2014	2013
Series 1	10	5.25%	Apr 30, 2015	$3	$3	$225	$234
Series 3	10	4.40%	Jul 31, 2019	2	3	225	234
Series 5	7	5.00%	Apr 30, 2018	2	1	158	164
Series 6	7	5.00%	Jul 31, 2018	2	-	158	164
	34			$9	$7	$766	$796

As at March 31, 2014, none of the issued Class A Preference Shares have been redeemed by Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst	Brascan
(MILLIONS)	Fund	Fund	Group	Energetica	Other	Total
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Acquisitions	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	21	13	6	-	-	40
OCI	(1)	1	-	2	(2)	-
Acquisitions (Note 3)	-	245	-	-	-	245
Distributions	(12)	(4)	-	(1)	-	(17)
Other	-	-	-	1	(1)	-
As at March 31, 2014	$899	$462	$122	$48	$40	$1,571
Interests held by third parties	75-80%	50-60%	25%	20-30%	24-50%

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in Brookfield Renewable Energy L.P. (“BRELP”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable Partnership Units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable Partnership Units are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

As at March 31, 2014, General Partnership Units and Redeemable/Exchangeable Partnership Units outstanding were 2,651,506 (December 31, 2013: 2,651,506) and 129,658,623 (December 31, 2013: 129,658,623), respectively.

For  the three months ended March 31, 2014, BRELP declared $1 million in distributions on the general partnership interest (2013: $1 million) and an incentive distribution of $1 million (2013: $nil). For  the three months ended March 31, 2014, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $50 million (2013: $47 million).

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2014, LP Units outstanding were 133,030,372 (December 31, 2013: 132,984,913) including 40,026,986 (December 31, 2013: 40,026,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.

During the three months ended March 31, 2014, 45,459 LP Units (2013: 17,703 LP Units)  were issued under the distribution reinvestment plan.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three months ended March 31, 2014, Brookfield Renewable declared distributions on its LP Units of $51 million or $0.3875 per LP Unit (2013: $48 million or $0.3625 per LP Unit).

The composition of the distribution is presented in the following table:

(MILLIONS)	2014	2013
Brookfield Asset Management	$15	$14
External LP Unitholders	36	34
	$51	$48

In February 2014, unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per unit, to take effect with the first quarter distribution payable in March 2014.

13.  subsidiary public issuers

See Note 9 – Long-term debt and credit facilities for additional details regarding corporate notes. See Note 11 – Non-controlling interests for additional details regarding Class A Preference Shares.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Brookfield Renewable Energy Partners ULC (“BREP Finance”):

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at March 31, 2014:
Current assets	$20	$-	$1,383	$703	$(1,408)	$698
Long-term assets	2,711	754	-	16,583	(3,458)	16,590
Current liabilities	22	9	26	2,382	(1,392)	1,047
Long-term liabilities	-	-	1,352	7,896	(748)	8,500
Preferred equity	-	766	-	-	-	766
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,571	-	1,571
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,641	-	2,641
As at December 31, 2013:
Current assets	$48	$-	$1,429	$610	$(1,483)	$604
Long-term assets	2,728	785	-	16,365	(3,505)	16,373
Current liabilities	50	10	17	2,256	(1,435)	898
Long-term liabilities	-	-	1,406	7,914	(777)	8,543
Preferred equity	-	796	-	-	-	796
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,303	-	1,303
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,657	-	2,657

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Mar 31, 2014
Revenues	$-	$-	$-	$480	$-	$480
Net income (loss)	38	-	-	125	(38)	125
For the three months ended Mar 31, 2013
Revenues	$-	$-	$-	$437	$-	$437
Net income (loss)	31	-	1	84	(31)	85

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

14.  segmented information

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, and wind farms located in the United States and Canada. Brookfield Renewable also operates two co-generation (“Co-gen”) facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by major region (United States, Canada and Brazil). “Equity-accounted investments” includes Brookfield Renewable’s interest in certain hydroelectric facilities. The “Other” segment includes CWIP and corporate costs.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of the December 31, 2013 audited consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, adjusted EBITDA, and funds from operations. Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests. Funds from operations is defined as adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. Transactions between the reportable segments occur at fair value.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

	Hydroelectric			Wind energy		Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada
For the three months ended March 31, 2014:
Revenues	$206	$98	$89	$29	$39	$19	$-	$480
Adjusted EBITDA	158	82	73	17	36	11	(17)	360
Interest expense - borrowings	(39)	(16)	(5)	(10)	(10)	-	(21)	(101)
Funds from operations prior to
non-controlling interests	117	66	62	7	26	11	(49)	240
Cash portion of non-controlling interests	(35)	-	(4)	(7)	-	-	(9)	(55)
Funds from operations	82	66	58	-	26	11	(58)	185
Depreciation	(37)	(20)	(34)	(18)	(16)	(1)	-	(126)
For the three months ended March 31, 2013:
Revenues	$185	$94	$75	$23	$40	$20	$-	$437
Adjusted EBITDA	143	78	55	14	35	8	(14)	319
Interest expense - borrowings	(35)	(16)	(7)	(8)	(14)	-	(22)	(102)
Funds from operations prior to
non-controlling interests	108	62	44	6	21	8	(47)	202
Cash portion of non-controlling interests	(26)	-	(2)	(5)	-	-	(7)	(40)
Funds from operations	82	62	42	1	21	8	(54)	162
Depreciation	(32)	(21)	(40)	(13)	(19)	(3)	-	(128)

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

The following table reconciles adjusted EBITDA and funds from operations, presented in the above tables, to net income as presented in the interim consolidated statements of income  for the three months ended March 31:

(MILLIONS)	2014	2013
Revenues	$480	$437
Other income	3	2
Share of cash earnings from equity-accounted investments	7	6
Direct operating costs	(130)	(126)
Adjusted EBITDA	360	319
Interest expense - borrowings	(101)	(102)
Management service costs	(11)	(12)
Current income tax expense	(8)	(3)
Funds from operations prior to non-controlling interests	240	202
Less: cash portion of non-controlling interests
Preferred equity	(9)	(7)
Participating non-controlling interests - in operating subsidiaries	(46)	(33)
Funds from operations	185	162
Add: cash portion of non-controlling interests	55	40
Depreciation	(126)	(128)
Unrealized financial instruments gain	-	16
Share of non-cash loss from equity-accounted investments	(6)	(2)
Deferred income tax expense	(2)	(1)
Other	19	(2)
Net income	$125	$85

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy		Equity-	Co-gen	Other	Total
						accounted
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	investments
As at March 31, 2014:
Property, plant and
equipment, at fair value	$6,029	$4,624	$2,247	$1,182	$1,186	$-	$44	$459	$15,771
Total assets	6,425	4,688	2,442	1,273	1,243	549	47	621	17,288
Total borrowings	2,307	1,232	240	644	690	-	-	1,698	6,811
Total liabilities	3,524	2,201	334	724	946	-	3	1,815	9,547
For the three months ended
March 31, 2014:
Additions to property, plant
and equipment	295	-	-	-	-	-	-	29	324
As at December 31, 2013:
Property, plant and
equipment, at fair value	$5,771	$4,830	$2,205	$1,198	$1,250	$-	$46	$441	$15,741
Total assets	6,065	4,947	2,426	1,282	1,297	290	62	608	16,977
Total borrowings	2,157	1,143	238	647	721	-	-	1,717	6,623
Total liabilities	3,328	2,144	398	720	995	-	4	1,852	9,441
For the year ended
December 31, 2013:
Additions to property, plant
and equipment	715	206	-	430	-	-	-	255	1,606

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

15.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

In March 2014, Brookfield Renewable entered into an agreement to acquire the wind portfolio of Bord Gáis Energy. The portfolio comprises 321 MW of operating wind capacity across 17 wind projects in Ireland and Northern Ireland. The transaction with Brookfield Renewable is being completed as a sale by the Republic of Ireland-owned Bord Gáis Éireann. The purchase price is subject to customary closing adjustments and represents, net of assumed long-term non-recourse debt and certain deferred contingent consideration, a net purchase price of approximately €495 million ($680 million). Brookfield Renewable will fund the transaction with its institutional partners and maintain an economic interest in the portfolio of approximately 40%.  The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the second quarter of 2014.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities. As at March 31, 2014, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $98 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services.  Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees.  The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

16.  subsequent eventS

In April 2014, construction on the 45 MW hydroelectric project in British Columbia was completed, and the project entered commercial operation.

Brookfield Renewable Energy Partners L.P.                                                                  Interim Report                                                                                        March 31, 2014

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Harry Goldgut

Chairman of BRE Group

Richard Legault

President and Chief Executive Officer

Sachin Shah

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

TSX:    BEP.UN (LP Units)

NYSE: BEP (LP Units)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2013 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov  and  through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

TSX:

BEP.UN

NYSE:

BEP

www.brookfieldrenewable.com